Filed by MassMutual Advantage Funds (811-23703)
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Barings Emerging Markets Debt Blended Total Return Fund,
a series of Barings Funds Trust
Investment Company Act File Number of the Subject Company: 811-22845

VOTE NOW!

Barings Emerging Markets Debt Blended Total Return Fund

Dear Valued Shareholder:

** WE NEED YOUR VOTE **

We need your help. Due to lack of shareholder participation, the special meeting of shareholders of the Barings Emerging Markets Debt Blended Total Return Fund, originally scheduled for September 29, 2021, has adjourned to November 10, 2021 to allow for additional time to secure the required favorable votes needed to pass the proposal. As of the date of this letter, our records indicate that we have not received your important proxy vote.

Independent, nationally recognized proxy advisory firm Institutional Shareholder Services Inc. has joined the Board of trustees in recommending a vote IN FAVOR of the proposal, and the majority of the shareholders who have voted, have voted in favor as well. If you have not yet voted, we still need your vote. Voting now will help us avoid further costly reminder phone calls and additional mailings to you and your fellow shareholders.

Your vote is important no matter the size of your fund holdings.

Please vote before November 10, 2021.

If you would like to vote or have any questions, please call the number listed below:

844-858-7389

The Fund has made it very easy for you to vote. Choose one of the following methods:

VOTE ONLINE	VOTE BY MAIL	VOTE BY PHONE

Visit the Website noted on your proxy card and enter the control number that appears on the proxy card. Follow the on-screen prompts to vote.	Return the executed proxy card in the postage-paid envelope provided so it is received before November 10th.

Call 844-858-7389 Monday – Friday, 9:00am – 10pm, Eastern time to speak with a proxy specialist.

OR

Call the toll free touch-tone phone number listed on your proxy card. Have your proxy card with control number available. Follow the touch-tone prompts to vote.

THANK YOU FOR YOUR PARTICIPATION.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund. For information regarding the acquiring fund or the proposed reorganizations, or to receive a free copy of the proxy/statement prospectus, please call (844) 858-7389. The proxy statement/prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations. The proxy statement/prospectus is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the proxy statement/prospectus carefully before making any decision to invest or when considering a proposal.